NO ACT

11-27-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13000190

February 22, 2013

Richard C. Engel
Mackenzie Hughes LLP
rengel@mackenziehughes.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-13

Re: Microwave Filter Company, Inc.
Incoming letter dated November 27, 2012

Dear Mr. Engel:

This is in response to your letter dated November 27, 2012 concerning the shareholder proposal submitted to Microwave Filter by Furlong Financial, LLC. We also have received a letter on the proponent's behalf dated January 11, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cory White
Hafelein White, LLC
cwhite@hafeleinwhite.com

February 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microwave Filter Company, Inc.
Incoming letter dated November 27, 2012

The proposal seeks to amend Microwave Filter's bylaws to provide a proxy access procedure.

We are unable to concur in your view that Microwave Filter may exclude the proposal under rule 14a-8(i)(1) or rule 14a-8(i)(2). Accordingly, we do not believe that Microwave Filter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1) or rule 14a-8(i)(2).

We are unable to conclude that Microwave Filter has met its burden of establishing that Microwave Filter may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Microwave Filter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Microwave Filter may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We also are unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Microwave Filter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Microwave Filter may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Microwave Filter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hafelein White LLC

22 W. Washington, Suite 1500, Chicago, IL 60602
Phone: (312) 854-8062 | Fax: (312) 265-3965 | www.hafeleinwhite.com

Law Offices

January 11, 2013

Via Electronic Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

Re: Microwave Filter Company, Inc.
Proponent's Position on Company's No-Action Request
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

We have been asked to respond on behalf of Furlong Financial LLC, Furlong Fund LLC, and Daniel Rudewicz (the "Proponent") to the no-action request letter (the "No-Action Request") of Microwave Filter Company, Inc. (the "Company") addressed to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff concur with the Company's view that the shareholder proposal and supporting statement of the Proponent (the "Proposal") be excluded from the Company's proxy statement and form of proxy (the "Proxy Materials") for the Company's 2013 annual meeting of stockholders (the "2013 Annual Meeting"). The Company's No-Action Request, as submitted to the Commission, is dated November 27, 2012. We are submitting this letter in accordance with Rule 14a-8(k) of the Securities Exchange Act of 1934 ("34 Act"). For the reasons set forth below, we request that the Staff not concur with the Company's No-Action Request.

ANALYSIS

In the Company's No-Action Request, the Company, through the arguments of counsel, requested that the Staff concur with its opinion that the Proposal may be excluded from the 2013 Annual Meeting Proxy Materials in reliance on:

A. Rule 14a-8(i)(1) and 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate New York law and the Proposal is not a proper subject matter for action by the Company's shareholders under New York law;
B. Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
C. Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to, and to advance a personal interest of the Proponent, which is not shared by the shareholders at large; and
D. Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

The reasons for why these bases for exclusion are not applicable to the Proposal are discussed below:

A. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(1) or 14a-8(i)(2)

The Company notes that if the Proposal is passed in its entirety, because of its binding nature, it would cause the Company to violate the laws of the state New York. and that the Proposal is not a proper subject matter for action by the Company's shareholders under the laws of New York. We disagree with these positions.

The burden to show that a proposal should be excluded rests with the Company. Rule 14a-8(g); *See also* SLB No. 14 at B(5) ("The Company has the burden of demonstrating that it is entitled to exclude the proposal"). The Company has not met the burden of demonstrating that the Proposal violates, or would cause the Company to violate, New York law or that the Proposal is not a proper subject matter for action by the Company's shareholders. The Company must meet this burden by presenting compelling state law precedent founded on decided legal authority. *See Quaker Oats Company* (Apr. 6, 1999) (the Staff wrote "neither the Company nor the proponent has opined as to any *compelling state law precedent*. In view of the lack of any decided legal authority we have determined not to express any view with respect to the application of rules 14a-8(i)(1) and 14a-8(i)(2) to the revised proposal" (emphasis added)). Because of the lack of any compelling state law precedent the Proposal should not be excluded under Rule 14a-8(i)(1) or 14a-8(i)(2).

(i) The Proposal may not be excluded pursuant to Rule 14a-8(i)(2)

a. No precedent supporting the contention that the Proposal calls for an impressible amendment to the Company's bylaws

The fact that the Proposal is binding is itself not enough to exclude the Proposal under rule 14a-8(i)(2). *See H&R Block Inc.* (July 25, 2012) (the Staff did not allow the exclusion of a shareholder access proposal that resulted in a binding amendment to the company's bylaws).

While the Company has provided statutory and case law support for the contention that under NY BSC Law § 701 the ultimate power of a New York corporation is vested in the corporation's board of directors, it has provided no such support for the contention that amending the bylaws of a New York corporation to allow shareholders access to a company's proxy ballot would infringe on such power. The company has cited several New York cases in which the board's ultimate power under NY BSC Law § 701 has been upheld. *See Sterling Industries, Inc. v. Ball Bearing Pen Corp.*, 298 N.Y. 483, 492 (1949) (concerning the ability of a corporation to authorize the filing of a legal proceeding without proper board approval); *Joseph Polchinski Co. v. Cemetery Floral Co.*, 79 A.D.2d 648, 649 (2nd Dept. 1980)(concerning a bylaw provision which explicitly noted that all corporate decisions must be made by the unanimous vote of the stockholders); and *Bank of N.Y. Co. v. Irving Bank Corp.*, 139 Misc. 2d 665, 670 (N.Y. Sup. Ct. 1988) (concerning a bylaw provision that would restrict certain classes of directors from redeeming a shareholder rights plan). The Company fails to draw any analogies between the cases cited and the factual aspects of the Proposal. The Company fails to explain how the Proposal would circumscribe board power, thus violating New York law, in particular NY BSC Law § 701.

While New York law does not allow director power to be circumscribed through an amendment to a company's bylaws, none of the cases above discuss how a shareholder access amendment or similar measure would lead to such an outcome. Furthermore, the factual circumstances in the above cases are clearly distinguishable from the factual aspects of the Proposal. In the cited cases directors were proscribed from taking certain actions, relating directly to the business operations of company. The Proposal in question would have no such effect. The Proposal does not prohibit, restrain, or dictate director decision making in relation to the business operations of the company. Accordingly, the Company has not cited any compelling state law precedent that would suggest that the Proposal, if implemented, would circumscribe board power and thus be in violation of New York law.

The Proposal only seeks to give further effect to and to qualify the power of the Company's shareholders to nominate directors pursuant to Section 1(a)(iii) of Article III of the Company's bylaws, which allows for shareholder nominations to be made at the annual meeting upon proper shareholder notice. There is little difference in allowing such nomination at the annual meeting and having such nomination and nominee presented to the shareholders on the Company's Proxy Materials. In both instances the Company would be allowing a shareholder to name its nominees after it has vetted those nominees, based on the advance notice provisions of the bylaws, and then have votes taken as to the election of those nominees.

b. No precedent supporting the contention that implementing the Proposal leads the directors of the Company to violate their fiduciary obligations

The Company notes that implementing the Proposal would cause directors of the Company to violate their fiduciary duties of loyalty, good faith, and care and, thus, would lead to a violation of state law. The Company goes on to explain the contours of the fiduciary relationship that a board of directors has with a company and its shareholders, citing various bodies of New York case law. On these principles of law, we do not disagree. However, the Company has failed to provide any New York precedent that would suggest the implementation of the Proposal would lead to a breach of fiduciary duty on the part of the Company's directors. The Company fails to draw any analogies between the cases cited and the factual aspects of the Proposal. The Company does provide specific arguments in this instance, noting that the Company's directors would be in danger of a fiduciary breach due to the fact that the Proposal would (1) "detract from the Board's ability to disclose accurately its views of the candidates and members nominated pursuant to the Proposal" and (2) "would also limit the Board's duty to approve the expenses incurred in such proxy solicitation."

Taking these conclusions in turn, the Company fails to explain how the Proposal would limit, in any way, the ability of the Company's board to opine on or comment on the qualifications of a shareholder nominee submitted in accordance with the Proposal. The Proposal requires two disclosures to be made on the Company's Proxy Materials in relation to shareholder nominees: 1) the disclosures already required by the Company's bylaws in regard to shareholder nominees, and 2) a 500 word statement of support from the nominating shareholder, or group thereof. The Proposal places no restrictions on any further disclosure that the Company's board would be inclined to make concerning a shareholder nominee. Any restriction on such disclosure would come from the Commission's proxy rules and regulations.

As to the second conclusion, the Company cites three New York cases relating specifically to breaches of fiduciary duties as they relate to board members authorizing the company to pay certain proxy costs and expenses. In *Rosenfeld v. Fairchild Engine & Airplane Corp*,. the court, noting that the expenditures were reasonable, found no fiduciary breach or otherwise impressible action on the part of a company's board of directors when a sum of over $250,000 was paid out of the company treasury both in defense of current director seats and to reimburse incoming directors. 309 N.Y. 168, 171 (1955). *In Lawyers' Advertising Co. v. Consolidated R.L. & R. Co.* the court did find impressible action where a company's management authorized unusual and unreasonable expenses in defense of their own management position. 187 N.Y. 396, 399 (1907). Still, such expenses were authorized by management in the pursuit of their own ends rather than by management in order to facilitate the election of non-management nominees. The Company also sites to *Cullom v. Simmonds,* but the court does not provide any holding or sufficient recitation of facts in the short opinion from which any legal conclusions as to fiduciary responsibility can be drawn. 285 A.D. 1051 (1955).

Finally, the Company seeks to rely on Delaware case law in order to show that the Proposal, if implemented, would result in a violation of New York law. As noted above, the Commission requires compelling state law precedent, resulting from binding legal authority, supporting the contention that the Proposal, if implemented, would result in a violation of New York law. The Company cites *CA, Inc. v. AFSCME Employees Pension Plan* for authority that the Proposal violates New York law. 953 A.2d 227 (Del. 2008). As the Company noted, *CA, Inc.* addresses Delaware law and not New York law. Merely stating that another state's law is persuasive does not mean that the state's law is binding. *See RSL Communs. PLC v. Bildirici*, 649 F. Supp. 2d 184, 205 (S.D.N.Y. 2009) (noting that while Delaware law is instructive it is not binding on New York courts). Furthermore, as distinguishable from the Proposal at hand, the proposal at issue in *CA, Inc.* was a "proxy reimbursement" proposal, not a "proxy access" proposal. The court found that the proposed bylaw would violate Delaware law because "the [b]ylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could preclude." *CA, Inc.* at 240. The Proxy reimbursement proposal in *CA, Inc.* could require the company to pay a fairly substantial and potentially crippling cost, thus potentially causing the directors to violate his or her fiduciary duty of care, loyalty, or good faith. Unlike in *CA, Inc.*, the Proposal does not relate to the reimbursement of expenses in connection with a proxy contest. Instead the Proposal relates to having shareholder nominees added to the Proxy Materials of the Company.

Accordingly, the Company has not cited any compelling state law precedent that would suggest that implementing the Proposal would cause the Company's board of directors to breach their fiduciary obligations in violation of New York law.

(ii) The Proposal may not be excluded pursuant to rule 14a-8(i)(1)

The Company argues that the Proposal is not a proper subject matter for shareholder action and thus excludable under Rule 14a-8(i)(1) because if implemented it would be in direct violation of New York law. As noted above, the Company has not provided any compelling support to show that the Proposal is in violation of New York law. Accordingly, the Company lacks similar support in showing that the Proposal would not be a proper subject matter for shareholder action.

B. The Proposal May Not be Excluded Pursuant to 14a-8(i)(3)

Before addressing the Company's arguments, we would like to direct the Staff's attention to several guiding principles concerning the discussion of definiteness as it relates to shareholder proposals under Rule 14a-8(i)(3).

A proposal may be excluded under Rule 14a-8(i)(3) if such proposal is violation of Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. If a proposal is deemed vague or indefinite it will be considered inherently misleading. Accordingly, if a proposal is drafted in such a manner that neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any *reasonable certainty* exactly what actions or measures the proposal requires or if the proposal is open to multiple interpretations, it will be deemed vague or indefinite. SLB No. 14D (Sept 15, 2004) (emphasis added). Still, the Staff, in SLB No. 14D, has noted that it is inappropriate to seek and assert deficiencies in every line of a proposal where no such deficiencies exist. SLB No. 14D (Sept 15, 2004).

When a term, provision, or requirement of the proposal may have multiple meanings or interpretations, it is only when shareholders would not be able to determine its meaning with a *reasonable certainty*, can it be excluded. SLB No. 14D (Sept 15, 2004) (emphasis added). For example, in *Devon Energy Corporation* the company attempted to demonstrate, by referring to the Merriam Webster Dictionary, that there was more than one meaning of the term "lobbying." *See Devon Energy Corporation* (Mar. 27, 2012). In addition the company argued that the "lobbying" term was subject to further divergent interpretations due to the terms "direct" and "indirect" lobbying. *Id.* However, the Staff did not concur with the company's view that the proposal was vague and indefinite. *Id.*; *See also Yahoo! Inc.* (Apr. 5, 2011) (the Staff declining to concur with the company's view that the undefined terms "other repressive countries," "all policies and actions," and "might affect human rights observance in countries where it does business," were vague or indefinite); *See also* H&R Block Inc. (July, 25 2012) (the Staff declining to concur with the company's opinion that the terms "shareholder," "party of shareholders," or "held" were vague or indefinite).

(i) The proposal does not lack reasonable certainty, and is therefore not vague or indefinite.

a) Proposal language concerning procedures for resolving disputes

The Company notes that the following Proposal language is vague and indefinite:

> "The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of nominations was timely given and whether the Disclosure and Statement comply with this paragraph (d) of Section 1 of Article III and any applicable SEC rules."

The Company claims the vagueness of this statement emanates from the Company's board not knowing what the procedures described in the Proposal should address. The Company strains to place a confusing interpretation on the Proposal provision in question. It is a settled matter of law that when interpreting any bylaw, legislation, or similar legal document that the plain and ordinary meaning of the words must be given effect. Additionally, no provision or set of provisions should be taken out of context and all provisions must be interpreted within the framework of the entire document. Doing so, particularly in the context of Rule 14a-8 proposals, enables such proposals to properly address complex issues of corporate governance while staying within the 500 word requirement.

When the above principles are applied to the above provision there is no uncertainty. The provision, due to the usage of the conjunctive "and" calls for two separate and distinct procedures to be established: (a) a procedure for timely resolving disputes over whether or not notice of nominations were timely given and (b) a procedure for timely resolving disputes over whether or not the Disclosure and Statement (as defined in the Proposal) provided by the shareholder complies with paragraph (d) of the Company's bylaws (as described in the Proposal) and any applicable SEC rules. The second procedure calls for the board to review SEC rules and regulations that relate to disclosures under the Proposal, namely the rules and regulations in connection with proxy solicitation disclosures. *See* H&R Block Inc. (July 25, 2012) (the Staff not allowing the proposal to be excluded where it called for, "Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws"). These rules and regulations should provide the standard by which disputes are resolved. Neither procedure is necessarily connected, as the Proposal does not call for them to be developed at the same time or together. They are separate and independent of each other.

The Company's board in reading the provision plainly and in context with the rest of the Proposal would be able to determine exactly what the provision calls for with reasonable certainty. Additionally, shareholders would know with reasonable certainty what is required of board, including what types of SEC rules and regulations the board must consult when developing the second procedure.

b) Eligibility requirements

Again, the plain and ordinary meaning must be given to the provisions of the Proposal and each provision must be read in the context of the entire Proposal.

The Company notes that the reasonable shareholder is not generally familiar with the eligibility requirements of Rule 14a-8(b), thus such shareholder would not know what is required for eligibility under such Rule without a detailed examination of the Rule. This is correct. However, the Proposal does not rely on the external legal standard of 14a-8(b) and instead specifies exactly what is required to be an eligible shareholder. An eligible shareholder, as stated in the Proposal is a shareholder or group of shareholders who "have beneficially owned 3% or more of the Corporation's outstanding common stock (the 'Required Shares') for at least three years." Proposal (d)(i). *See H&R Block Inc.* (July 25, 2012) (the Staff declining to concur with the company's opinion that an eligibility standard requiring "Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000" was vague or indefinite).

With regard to the information required to be disclosed for the shareholder nominees the Proponent, in drafting the Proposal, chose to rely on the existing internal standards already found in the Company's current bylaws at Article III, Section 1, paragraphs (a)-(b). The bylaws clearly address the disclosure standards relating to the nomination process. Such bylaws are already an accepted internal standard with which the shareholders are familiar.

With regard to the information required to be disclosed about the shareholder nominator, the Proposal does not rely on the outside standard of Rule 14a-8 or 14a-18, or any schedules thereunder. Instead, the Proposal explicitly calls for a disclosure of beneficial ownership to be made to the Company. Such disclosure must be made by way of written notice. The Company already has accepted internal standards as enumerated in its bylaws detailing the transmittal of notice to the Company.

Both the shareholders and the Company, applying the ordinary meaning to the terms and provisions of the Proposal would, with reasonable certainty, understand the eligibility requirements.

c) Holding requirements

The Company notes that the holding requirements relating to the percentage of ownership are vague and uncertain due to the inability of the shareholders to determine whether or not the individual members of the shareholder group or the group as a whole must beneficially hold at least 3% of the outstanding common stock of the Company. Reading the provision plainly, the 3% holding requirement relates to the "Nominator." The Nominator refers to a single shareholder *or* group of shareholders. Accordingly a Nominator may either be a single shareholder who owes 3% or a group of shareholders who own 3%. A plain understanding of group ownership would indicate that when a group (more than one person) owns something, that ownership is considered collective, i.e. ownership is shared among the members of the group. Accordingly, it is clear that the 3% requirement refers to a single shareholder who owns 3% or a group of shareholders who collectively own 3%. *See H&R Block, Inc.* (July, 25 2012) (the Staff not allowing the proposal to be excluded where it called for ". . .any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors" but not specifying whether such group ownership was to be considered collective ownership).

The Company also notes that there is an issue with the holding period required under the Proposal. The Proposal calls for the securities to be beneficially owned for at least three years, such period being independent of any particular date. Applying the ordinary meaning in this instance, as the provision in question in read in the context of the entire Proposal, it is reasonably certain that the average shareholder would take this to mean that when he/she submits the proposal that such shareholder owns the requisite volume of securities for the requisite three year period. *See* H&R Block Inc. (July 25, 2012) (the Staff denying a request for exclusion based on the Rule 14a-8(i)(3) when the proposal stated, "Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors").

The Company also takes issue with the fact that the Proposal uses ownership and eligibility requirements which are specified in Rule 14a-8(b) but not generally understood by the public. Again, the Proposal does not rely on or refer to the external standards of Rule 14a-8(b).

Both the shareholders and the Company, applying the ordinary meaning to the terms and provisions of the Proposal would, with reasonable certainty, understand the holding requirements.

d) References to other bodies of law

The Company notes section (d)(iii)(B) of the Proposal leads to impressible vagueness by requiring shareholders who take advantage of the proxy access to sign an undertaking that (to the extent they use soliciting materials other than the Corporation's Proxy Materials) they agree to "comply with all applicable laws and regulations." The Company also notes that a proposal is excludable if it requires shareholder action based on an external standard but does not describe the requirements inherent in that standard. *See Sprint Nextel Corp.* (Mar. 7, 2012) (Proposal was allowed to be excluded because it called for a company's proxy materials to include shareholder nominees if the shareholder "satisfied Rule 14a-8(b) eligibility requirements"). Additionally, the inadequate reference to external standards must be linked to a material element of the proposal. *See* 17 C.F.R. 240.14a-9; *See also MEMC Electronic Materials, Inc.* (Feb 16. 2010) (The Staff noting that the term "grassroots lobbying communications" was a material element of the proposal and a simple reference to an external standard [defining "grassroots lobby"], without more, renders the proposal materially false or misleading). Still, unlike the factual scenario presented in *Sprint Nextel Corp.*, and *MEMC Electronic Materials, Inc.* the Proposal does not require shareholders to take any action, which is a material aspect of the proposal, based on any external knowledge of the law which has not been accurately described in the Proposal. In

Sprint Nextel Corp. shareholders had to seek out the requirements of 14a-8(b) in order to properly nominate their candidates for inclusion in the company's proxy materials. (Mar. 7, 2012). The material aspects of the Proposal concern the procedure by which shareholders may submit their candidates for inclusion in the Company's proxy materials. As noted above, the procedures for such submissions are clearly and plainly spelled out in the Proposal. Such procedures do not rely on any external standards. No knowledge of other "applicable laws and regulations" is required to make the nomination contemplated by the Proposal. *See also H&R Block Inc.* (July 25, 2012) (the Staff not allowing the proposal to be excluded where it called for, "Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws").

Both the shareholders and the Company, applying the ordinary meaning to the terms and provisions of the Proposal would, with reasonable certainty, understand the material aspects of the Proposal without the need to reference other bodies of law.

(ii) The Proposal is not open to multiple interpretations, and is therefore not vague or indefinite

a) Scenario # 1

The Company argues that the Proposal is open to multiple interpretations, making the argument that the Proposal is impressibility vague or indefinite. Again, the Proposal must be read plainly with each provision put in context of the entire Proposal.

The Company notes that the following Proposal language is open to multiple interpretations:

> "The following shall be added to paragraph (c) of Section 1 of Article III [of the Company's bylaws]:
>
> > Notwithstanding the foregoing, the total number of directors *elected* at any meeting may include candidates nominated under the procedures set forth in paragraph (d) of Section 1 of Article III representing no more than 25% of the total number of the Corporation's directors" (emphasis added).

The Company notes that this conflicts with the following Proposal language at (iii)(d):

> "Each Nominator may nominate up to three candidates for election at a meeting"

The Company notes that these provisions create two different nominating limits, a three nominee limit or a limit which restricts the number of nominations to 25% of the Company's board. When the provisions are properly read together there is no such confusion. As noted above, the candidates elected, as nominated under the procedures set forth in paragraph (d) of the Proposal, can represent no more than 25% of the Company's board. This qualification relates to any annual meeting, as explicitly noted in provision. Reading the provisions together and with a plain understanding of the terms, there emerges one clear interpretation: Shareholders may nominate up to three candidates for any annual meeting but the number elected can represent no more than 25% of the Company's board. The Proposal gives power to the shareholders, but in the interest of effective corporate governance, has restricted that power in certain instances.

The Proposal is not open to multiple interpretations based on the above scenario.

b) Scenario #2

The Company again notes that the following language is open to multiple interpretations:

> "The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of nominations was timely given and whether the Disclosure and Statement comply with this paragraph (d) of Section 1 of Article III and any applicable SEC rules."

The Company argues that multiple interpretations exist for the reasons summarized above relating to the lack of certainty inherent in the Proposal. Again, for the reasons we have noted above, there is no uncertainty in the provision. Accordingly, such provision is not open to multiple interpretations.

C. The Proposal May Not be Excluded Pursuant to 14a-8(i)(4)

The Company argues an impressible personal interest based on the part of the Proponent, consisting of Mr. Daniel Rudewicz, Furlong Financial LLC, and Furlong Fund LLC.

While Mr. Rudewicz can take advantage of the Proposal to nominate himself to a board seat, the holding requirement is not so high as to preclude other shareholders from taking advantage of this Proposal. The benefits secured by the Proposal in this regard are in no way limited to Mr. Rudewicz. The Proposal includes no provisions which would place Mr. Rudewicz in a more advantageous position than any other shareholder, or group thereof. Accordingly, The Proposal does not serve a personal interest which would be at the exclusion of the shareholder body.

It is important to note that shareholder access to the proxy ballot has been a matter of importance for the Commission. Through recent changes to Rule 14a-8, the Commission has reinforced its position that access to the proxy ballot is crucial to shareholders being able to exercise their statutory right to nominate and elect directors of the companies in which they a financial interest. *See* Exchange Act Release No. 62764 (2010). Proxy access also serves to benefit our capital markets as a whole. On September 6, 2011 Chairman Mary Schapiro issued the following statement:

> "I firmly believe that providing a meaningful opportunity for shareholders to exercise their right to nominate directors at their companies is in the best interest of investors and

our markets. It is a process that helps make boards more accountable for the risks undertaken by the companies they manage. I remain committed to finding a way to make it easier for shareholders to nominate candidates to corporate boards."

Statement by SEC Chairman Mary L. Schapiro on Proxy Access Litigation 2011-179 (Sep. 6, 2011).

D. The Proposal May Not be Excluded under Rule 14a-8(i)(6)

The Company seeks exclusion based on Rule 14a-8(i)(6) due to the fact that the Proposal violates New York law and due to the fact that the Proposal is so vague and indefinite that the Company would not be able to practically implement the Proposal. The Company's reasons for an exclusion based on these premises are the same as those expressed throughout this letter. Because the Company has not shown that the Proposal would violate New York law and because the Proposal is not vague or indefinite, as such conclusions have been supported throughout this letter, the Proposal is not excludable under Rule 14a-8(i)(6)

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not concur with the Company's position that the Proposal may be excluded from the Company's Proxy Materials. Finally, while we believe that the Proposal complies with the procedural and substantive provisions of Rule 14a-8, we ask that if the Staff should determine that the Proposal contains a fatal defect that the Proponent be given an opportunity to revise the Proposal in compliance with Rule 14a-8.

If the Staff has any questions with respect to this letter, please contact me at (312) 854-8064 or cwhite@hafeleinwhite.com.

Sincerely,



Cory White
Managing Member

Sent via Email (to: shareholderproposals@sec.gov)



November 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Microwave Filter Company, Inc.***
Shareholder Proposal of Furlong Financial, LLC
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Microwave Filter Company, Inc. (the "Company"), we write to inform you of Microwave Filter's intention to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from Furlong Financial, LLC, Furlong Fund, and Daniel Rudewicz (collectively hereinafter the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Company may, for the reasons set forth below, properly exclude the Proposal from the Company's 2013 Proxy Materials. The Company has advised us as to the factual matters set forth herein.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission" or the "SEC") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j),



a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff, via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following binding language, which is all of the indented material directly below, be submitted to a vote of the shareholders at the Company's next annual meeting of shareholders:

> RESOLVED, pursuant to paragraph (b) of Section 10 of Article II of the Bylaws (the "Bylaws") of Microwave Filter Company, Inc. (the "Corporation"), shareholders hereby amend the Bylaws to add paragraph (d) of Section 1 of Article III:
>
> "The Corporation shall include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this paragraph (d) of Section 1 of Article III (the "Nominator"), and allow shareholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may nominate up to three candidates for election at a meeting. To be eligible to make a nomination, a Nominator must:



(i) have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least three years;

(ii) provide written notice received by the Secretary of the Corporation within the time period specified in paragraph (b) and (c) of Section 1 of Article III of these Bylaws containing (A) with respect to the nominee, (1) the information required by paragraph (b) and (c) of Section 1 of Article III of these Bylaws (such information is referred to herein as the "Disclosure") and (2) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (B) with respect to the Nominator, proof of ownership of the Required Shares; and

(iii) execute an undertaking that it agrees (A) to assume all liability of any violation of law or regulation arising out of the Nominator's communications with shareholders, including the Disclosure (B) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all applicable laws and regulations.

> The Nominator may furnish, at the time the Disclosure is submitted to the Secretary of the Corporation, a statement for inclusion in the Company's proxy statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"). The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this paragraph (d) of Section 1 of Article III and any applicable SEC rules."

The following shall be added to paragraph (c) of Section 10 of Article II:

> "Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in paragraph (d) of Section 1 of Article



III representing no more than 25% of the total number of the Corporation's directors."

Supporting Statement

The proposed amendment will give shareholders the ability to vote for the Nominator's candidate(s) and the Corporation's candidate(s) on the same proxy card. This proposal also may give shareholders the option to nominate a director without the need to incur additional mailing costs.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

The Company received the Proposal on October 26, 2012. A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and the Proponent's proof of share ownership are attached hereto as Exhibit A.

II. Bases for Exclusion

We have advised the Company that the Proposal may properly omitted from its 2013 Proxy Materials in reliance on:

a. **Rule 14a-8(i)(1) and 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate New York law and the Proposal is not a proper subject matter for action by the Company's shareholders under New York law;**
b. **Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;**
c. **Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to, and to advance a personal interest of, the Proponent which is not shared by the shareholders at large; and**
d. **Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.**

These bases for exclusion will be discussed in detail below.



III. Analysis

a. The Proposal can be excluded pursuant to Rule 14a-8(i)(1) and 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate New York law and the Proposal is not a proper subject matter for action by the Company's shareholders under New York law.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where the proposal would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

The Company is incorporated under the laws of the State of New York. We have acted as special counsel to the Company on various matters, including those of New York law. For the reasons set forth below, it is our opinion that the Proposal would, if implemented, cause the Company to violate the laws of the State of New York and the Proposal is not a proper subject for action by the Company's shareholders under the laws of the State of New York.

(i) The Proposal if implemented would cause the Company to violate New York law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal, because of its binding nature, would be passed in its entirety and would cause the Company to violate the law of the State of New York. As more fully described below, the Proposal, if implemented, would directly conflict with various provisions of New York Business Corporations Law ("BCL") and would prevent the exercise of the fiduciary duties owed by the Directors to the Company.

By way of background, in the SEC's 1976 release describing the changes to Rule 14a-8, the SEC explained its belief that most state corporation codes delegate



the responsibility for managing the business and affairs of a corporation to the board of directors. *See* Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release Nos. 12999, 19771, 34012999, 35019771 (Nov. 22 1976). According to the SEC, "[u]nder such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or Bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *Id.* This is different from proposals that merely advise the board and would not be binding even if adopted by a majority of the shareholders. *Id*; *see* SLB No. 14 at G ("Substantive Issues" Item 1) ("[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).").

Therefore, the Staff has regularly allowed binding proposals which could violate law to be excluded. *See, e.g., Novell, Inc.*, (Feb 14, 2000) (allowing omission of shareholder proposal to amend company's Bylaws to require shareholder approval for adoption and maintenance of any poison pill shareholder rights plan unless recast with precatory language); *Longview Fibre Co.* (Dec 10, 2003) (applying Washington law, and permitting exclusion of mandatory Bylaw splitting the corporation into three parts); *Farmer Bros. Co.* (Nov. 28, 2003) (applying California law, allowing omission of mandatory Bylaw restoring cumulative shareholder voting); *Pennzoil Co.* (Mar. 22, 1993) (applying Delaware law, allowing exclusion of mandatory Bylaw provision which could only be amended by shareholders).

The Proposal states that it will be implemented by amendment to the Company's Bylaws. The Bylaw provisions contemplated by the Proposal, if implemented, would violate New York law by directly conflicting with provisions of the New York Business Corporation Law ("BCL") and by effectively eliminating or restricting the fiduciary duties of loyalty and good faith of the Company's board



of directors. In that respect, such provisions would violate New York law and could not be validly implemented through the Company's Bylaws.

Pursuant to Section 601 of the BCL, the Bylaws of a New York corporation "may contain any provision, relating to the business of the corporation, the conduct of its affairs, its rights or powers of the rights or powers of its shareholders, directors or officers, *not inconsistent with this chapter or any other statute of this state of the certificate of incorporation.*" BCL § 601 (emphasis added). The Proposal's additions to the Company's Bylaws, if implemented, would directly conflict with New York law, notably BCL section 701 and case law interpreting such section. Therefore, the Proposal cannot be implemented without creating a violation of BCL sections 601 and 701.

Under Section 701 of the BCL, the directors of a New York corporation are vested with the exclusive power and authority to manage the business and affairs of the corporation. Section 701 provides, in relevant part, as follows:

> the business of a corporation shall be managed under the direction of its board of directors, each of whom shall be at least eighteen years of age. The certificate of incorporation or the by-laws may prescribe other qualifications for directors.

BCL § 701. The highest court of the State of New York has routinely held that the board of director's ability to manage a corporation is sacrosanct:

> We have consistently held that section 27 of the General Corporation Law [forerunner to BCL section 701] which provides that the business of a corporation shall be managed by its board of directors, cannot be circumvented.

Sterling Industries, Inc. v. Ball Bearing Pen Corp., 298 N.Y. 483, 492 (1949) (*citing Long Park, Inc., v. Trenton-New Brunswick Theatres Co.*, 297 N.Y. 174; *Benintendi v. Kenton Hotel, Inc.*, 294 N.Y. 112; *McQuade v. Stoneham*, 263 N.Y. 323; *Manson v. Curtis*, 223 N.Y. 313).



Despite New York's deference to the power of the corporate board, the BCL does provide one mechanism to limit or restrict the board's powers. BCL section 620 allows, after an affirmative unanimous vote of a corporation's shareholders, a corporation's certificate of incorporation to be amended to enact such any restriction on the board's powers, even if the restriction would otherwise be prohibited by law. BCL § 620. It must be noted, however, that the procedure in BCL section 620 is not available for a corporation listed on a national securities exchange or that is regularly quoted in an over the counter market. BCL § 620(c).

Based on the statutory backdrop described above, New York courts have consistently held that any restriction on the power of a corporation's board of directors cannot be accomplished by a mere amendment to the corporation's Bylaws. *See Joseph Polchinski Co. v. Cemetery Floral Co.*, 79 A.D.2d 648 (2d Dept. 1980) ("By statute, any restriction on the powers of the board of directors must be placed in the certificate of incorporation, so that a by-law would be ineffective to shift this managerial prerogative into the hands of the shareholders.") (citations omitted); *Bank of N.Y. Co. v. Irving Bank Corp.*, 139 Misc. 2d 665, 670 (N.Y. Sup. Ct. 1988) ("A duly elected board is empowered to manage the business of the corporation . . . A restriction of the board's power to manage the business of the corporation is invalid unless" it complies with the provisions of BCL § 620); *see also Model, Roland & Co. v. Industrial Acoustics Co.*, 16 NY2d 703 (1965) (holding that a majority vote provision would have been valid in the certificate of incorporation but as a mere Bylaw was ineffective).

In *Joseph Polchinski Co.*, a corporation sued an individual landowner in a declaratory action regarding the validity of an easement. The board of directors of the corporation had passed a resolution authorizing the suit, which the corporation's president filed. The defendant argued that the action was not duly authorized by the corporation, because the shareholders had not ratified the suit, and there was a by-law which stated that "at a meeting of the stockholders, all questions . . . shall be determined by a unanimous vote of the stockholders". The court ruled that the corporation had duly authorized the suit, and that the Bylaw at issue was inoperative because in New York, the power of the board of directors cannot be restricted unless it is done so through the corporation's certificate of incorporation.



Id. (stating that "a by-law would be ineffective to shift this managerial prerogative into the hands of the shareholders." (citing BCL§ 601)).

The Proposal would also, if implemented, mandate that the Company's Board of Directors include up to three director nominees from each eligible shareholder (or group thereof), along with a 500 word supporting statement for each nominee, in the Company's proxy materials, at the Company's cost. The Proposal would detract from the Board's ability to disclose accurately its views of the candidates and members nominated pursuant to the Proposal. The Proposal would also limit the Board's duty to approve of the expenses incident in such proxy solicitation. In each of the foregoing instances, the Company's Directors would be precluded from exercising their fiduciary duties of loyalty and good faith. Therefore, including the provisions of the Proposal in the Company's Bylaws would effectively eliminate the Board's fiduciary duties of loyalty and good faith in the actions mandated by the Proposal in violation of the BCL. The Proposal, if implemented, introduces a multitude of scenarios under which the Company's board of directors would be unable to exercise their fiduciary duties of loyalty and good faith in violation of sections 701 and 717 of the BCL and other common law requirements.

Under New York law, the Board of Directors of a New York corporation owe a fiduciary duties to the corporation and all shareholders. BCL section 717 (a) states that:

> A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances.

BCL § 717(a). New York courts have provided more insight into the breadth of this fiduciary duty. *See Alpert v. 28 Williams St. Corp.*, 63 N.Y.2d 557, 568, 483 N.Y.S.2d 667 (1984) ("The directors of a corporation must treat all shareholders majority and minority fairly… [c]orporate directors must act with candor, prudence, fairness, morality and honesty of purpose and they must exercise good judgment in the management of the corporation."); *Auerbach v. Bennett*, 419 N.Y.S.2d 926



(1979) ("the exercise of fiduciary duties by a corporation board member includes more than avoiding fraud, bad faith and self-dealing. Directors must exercise their honest judgment in the lawful and legitimate furtherance of corporate purposes"); *See also, Tierno v. Puglisi*, 279 A.D.2d 836 (3d Dept. 2001); *Aronson v. Crane*, 145 A.D.2d 455 (2d Dept. 1988).

Directors can be liable for failure to live up to their fiduciary duties. *Hanson Trust PLC v. ML SCM Acquisition, Inc.*, 781 F.2d 264, 274 (2d Cir. 1986) ("where their 'methodologies and procedures' are so restricted in scope, so shallow in execution, or otherwise so pro forma or halfhearted as to constitute a pretext or sham, then inquiry into their acts is not shielded by the business judgment rule.").

The New York Court of Appeals has stated that certain powers of the board of directors are not to be limited or restricted, else they could lead to a breach of such fiduciary duties. *See Pollitz v. Wabash R.R. Co.*, 207 N.Y. 113 (1912) (holding that "[q]uestions of policy management, expediency of contracts or action, adequacy of consideration, lawful appropriation of corporate funds to advance corporate interests, are left solely to their honest and unselfish decision, for their powers therein are without limitation and free from restraint, and the exercise of them for the common and general interests of the corporation may not be questioned, although the results show that what they did was unwise or inexpedient."); *see also Alpert, supra* ("Indeed, directors are cast in the fiduciary role of guardians of the corporate welfare. In this position of trust, they have an obligation to all shareholders to adhere to fiduciary standards of conduct and to exercise their responsibilities in good faith when undertaking corporate action…").

New York courts have stated that the fiduciary duty of corporate directors applies when sending out proxies and mailings related to corporate issues, including board of director elections. The New York Court of Appeals in *Lawyers' Advertising Co.*, held that corporate directors were not authorized to send out certain mailings at the corporation's expense when the mailings were related to procuring proxies at the corporation's upcoming board election. *Lawyers' Advertising Co. v. Consolidated R. L. & R. Co.*, 187 N.Y. 395, 399-400 (1907) ("it would be altogether too dangerous a rule to permit directors in control of a corporation and engaged in a contest for the perpetuation of their offices and



control, to impose upon the corporation the unusual expense of publishing advertisements or, by analogy, of dispatching special messengers for the purpose of procuring proxies in their behalf."); *see also Rosenfeld v. Fairchild Engine & Airplane Corp.*, 309 N.Y. 168, 174 (1955) ("Where it is established that such moneys have been spent for personal power, individual gain or private advantage, and not in the belief that such expenditures are in the best interests of the stockholders and the corporation, or where the fairness and reasonableness of the amounts allegedly expended are duly and successfully challenged, the courts will not hesitate to disallow them."); *Cullom v. Simmonds*, 285 A.D. 1051, 1051-52 (2d Dept. 1955) (holding cause of action sufficient against corporation as the corporate "expenditures were not incurred in connection with a matter of corporate policy, but in a campaign directed to a change of personnel and to defame some of the directors personally.").

Additionally, New York will look to Delaware decisions for guidance when interpreting the BCL. *RSL Communs. PLC v. Bildirici*, 649 F. Supp. 2d 184, 205-06 (S.D.N.Y. 2009) ("It goes without saying that, while the Court is not obligated to follow Delaware law in this matter, many courts -- including this one -- appropriately look to the views of Delaware's learned jurists when analyzing issues of corporate law."). Recently, the highest court of Delaware in *CA, Inc. v. AFSCME*, reviewed a Rule 14a-8 shareholder proposal that included a bylaw amendment that would have required a Delaware corporation to reimburse shareholders for successful proxy contests (defined as a contest where at least one of the shareholders' nominees was elected to the board). *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. Sup. Ct. 2008). The Court, in a two part holding, held that (i) the reimbursement was a proper subject matter for shareholder action, but that (ii) in certain situations, the mandatory reimbursement could bind the directors to "a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders" and that the proposed Bylaw was therefore against Delaware law and could be excluded from the corporation's proxy materials. *Id.*

Subsequent to the *CA* decision, the Delaware legislature approved amendments to the Delaware General Corporation Law ("DGCL") facilitating proxy expense reimbursement and shareholder access to a corporation's proxy



materials. *See* DGCL §§ 112, 113. However, the New York Legislature has not adopted any similar amendments to the BCL, despite the implication from the Delaware Legislature that legislative action would be required to permit these types of Rule 14a-8 proposals. The New York Legislature's inaction and the New York court's history of reliance on the decisions of Delaware courts for guidance strongly support the conclusion that the *CA* decision has continuing precedential value for New York courts.

Based on the foregoing, we are of the opinion that implementing the Proposal through the Company's Bylaws would directly conflict with the provisions of the BCL cited above and would effectively eliminate the board's fiduciary duties of loyalty and good faith in the actions contemplated by the Proposal and, thus, the provisions would be "contrary to the laws" of New York. In our opinion, due to the reasons discussed above, the provisions for inclusion in the Company's Bylaws as contemplated by the Proposal would, if adopted, cause the Company to violate New York law. The fact that the Proposal is couched as a mandatory action, instead of a mere precatory proposal, further evinces that the Proposal should be excluded.

(ii) The Proposal is not a proper subject matter for action by the Company's shareholders under New York law.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require an amendment to the Company's Bylaws in a manner that violates New York law. The Proposal is therefore an improper subject for shareholder action under New York law.

Under New York law, any restrictions to a Board's power to manage a corporation must occur through an amendment to the corporation's certificate of incorporation pursuant to BCL section 620. The Proposal seeks to limit the Board's powers through a mere amendment to the Bylaws, and this strategy has been roundly rejected in New York. Because the Proposal would, if implemented, cause the Company to violate New York law, it is not a proper matter for shareholder



action and should be excluded pursuant to Rule l4a-8(i)(1). *See, e.g., Pennzoil Corp.*, (Mar. 22, 1993) (allowing exclusion pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the shareholders because under Delaware law because, as stated by the Staff "there is a substantial question as to whether ... the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). As in *Pennzoil*, the instant Proposal is excludable pursuant to Rule 14a-8(i)(1).

b. The Proposal can be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(3) allows a proposal to be excluded if the proposal is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has allowed shareholder proposals regarding the procedure for nomination and election of directors to be excluded where important aspects about the procedure were not clearly set forth in the proposal. *See Norfolk Southern Corp.* (Feb 13, 2002) (allowing exclusion where proposal's qualification for director nominees were vague and indefinite); *Dow Jones & Co.* (March 9, 2000) (allowing exclusion where proposal for electing directors was vague and indefinite). The Staff has also allowed shareholder proposals to be excluded where the proposal was open to multiple interpretations, to avoid situations where the company and the shareholders interpret the proposal differently. *Bank of America Corp.* (June 18, 2007) (allowing exclusion where proposal would have required directors to compile a report concerning their thinking about representative payees as vague and indefinite); *Puget Energy, Inc.* (Mar. 7, 2002) (allowing exclusion of proposal that requested the directors improve corporate governance with no specifics set forth).



The language used in various areas of the Proposal is vague, indefinite and open to multiple interpretations. Due to its binding nature, if the Proposal were to be adopted in its current form, neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal covers or requires.

(i) The Proposal is Vague and Indefinite.

The Proposal has various references to rules and regulations which conflict with one another and raise other conflicts as to the Proponent's intent. The Proposal also, if enacted, directs the Board to take action, but without clearly identifying what action should be taken. The Proposal contains this requirement:

> The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this paragraph (d) of Section 1 of Article III and any applicable SEC rules.

This requirement is vague and indefinite. As the Proposal currently reads, the Board cannot be sure if it should come up with procedures to specifically state which SEC rules apply to all Disclosures and Statements, or only if it should develop a procedure to deal with any disputes regarding whether such Disclosure or Statements comply, and then, assuming there is a dispute, what rules should apply. This raise various questions, such as whether different rules apply before and after a dispute, and what "SEC rules" should be applied, and when. These questions cannot be reasonably answered from the Proposal. Further, the multitude of SEC rules which may apply (which are discussed below) would require the Board to guess at what rules it should include in the procedure. Accordingly, shareholders will not know what they are being asked to vote for or against. These rules are complex and not usually understood by most shareholders, and even the shareholders that do understand such rules will be confused about which, and when, any such rules apply.



Eligibility requirements of a Nominator and a director nominee are a central aspect relating to the intent of the Proposal. Specific eligibility requirements are, however, sorely lacking from the Proposal. Most shareholders voting on the Proposal would not be familiar with the eligibility requirements of 14a-8(b). It is unclear if the SEC rules that apply to shareholder proposals under 14a-8 apply to shareholder nominations under the Proposal. As such, neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

With respect to information about shareholder nominees, the Commission's rules have several different standards that may apply here, including Schedule 14A, Schedule 14N and various provisions in Rule 14a. For example, under Schedule 14A, nominating parties must furnish information about material legal proceedings between the company and the shareholder's nominee. The relevant information must include any legal proceedings between the company and any of the nominee's associates. Conversely, the scope of disclosure under Schedule 14N is quite different; associates of the nominee are not included, but the nominating party must disclose "threatened" as well as "material" proceedings. Under the Proposal, it is not clear what shareholders are required to submit, and the Bylaws do not currently address proxy access by shareholders. The Proposal directs the Board to implement a procedure for disputes about compliance with these regulations, but not to definitively state which regulations apply. Without more guidance, shareholders are left to guess about the relevant scope of disclosure for would-be director nominees, which plays a central role in any voter's consideration of the Proposal.

With respect to information about a prospective Nominator, the Commission's rules include two different disclosure requirements about persons submitting items for inclusion on the proxy card (here, the Nominator), including Rule 14a-8(b) and Rule 14a-18. Under Rule 14a-8(b), shareholders that are not record holders must submit proof of ownership (in the form of a statement from the record holder or filings made on Schedule 13D or Schedule 13G) as well as disclose their intention to hold the securities through the date of the meeting of shareholders. Alternatively, under Rule 14a-18, shareholders must follow similar proof of ownership procedures but the corresponding disclosure requirements are much



more demanding. These requirements include descriptions of the shareholders' involvement in certain legal matters as well as disclosure of certain relationships between shareholders and the company, all of which must be filed with the Commission on Schedule 14N. The Proposal does not specify which standard applies in this context; the shareholders receive no guidance. The Proposal also does not direct the Company to provide this guidance. Absent an explanation of which of the Commission's rules apply for the purposes of this Proposal, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon.

Further, section (i) of the Proposal requires that a Nominator "have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least three years". The provision is vague with respect to whether *each* shareholder in a nominating group must individually satisfy this requirement (*i.e.*, each shareholder in a group must have owned 3% for at least three years) or if the shareholders in a nominating group must *collectively* satisfy this requirement (*i.e.*, the shareholder group would need to have collectively held for 3% for at least three years). Moreover, the holding period under this section of the Proposal is also unclear and open to multiple meanings. Must the Nominator have held the requisite number of shares for three years before the date when the Nominator makes the nomination, or three years before the date of the shareholder meeting, or some other date? The shareholders would essentially be guessing at which reading to give this requirement and which dates the Proposal referenced and, therefore, the shareholders would not able to sufficiently know what they were voting for or against.

Similarly, one aspect of the Commission's rules that the Proposal specifies—proof of ownership of the required shares—is subject to an ownership standard that is not generally understood by the public. Moreover, the standard is complicated and subject to numerous interpretations by the Commission and the Staff. *See* Exchange Act Release No. 20091 (Aug. 16, 1983), at n.5 (addressing the eligibility of groups); Staff Legal Bulletin No. 14 (Jul. 13,2001) (interpreting, among other items, how to calculate the market value of a shareholder's securities and what class of security a proponent must own to qualify under Rule l4a-8(b)); Staff Legal Bulletin No. l4F (Oct. 18, 2011) (clarifying which brokers and banks



constitute "record" holders under Rule 14a-8(b)(2)(i)). Taking into account the various interpretations with respect to the proof of ownership requirements applicable to shareholders seeking to include nominees, the Proposal's failure to include specifics in this regard is prohibitively vague. The Proposal's directive to the Board to come up with a dispute resolution procedure simply adds more confusion to the matter. The Company's shareholders cannot be expected to make an informed decision regarding the Proposal without an identification and explanation of the rules and requirements to be applied.

In addition to failing to identify and describe adequately the reference to the Commission's rules, the Proposal includes vaguely worded mandates, such as those contained in the first and second paragraph of subsection (d)(iii) of the Proposal. The first paragraph refers to "all applicable laws and regulations" in relation to the shareholder sending out its own proxy materials. *See* Proposal (d)(iii)(B). The second paragraph refers to "any applicable SEC rules" in relation to the procedure for disputes the Board of Directors is directed to implement should the Proposal be accepted. *See id.* Presumably, by using two different terms, the Proponent is expecting two different meanings to apply. This open-ended reference to "all applicable laws and regulations" suggests that shareholders are to consider any and all laws that may apply (foreign, federal, state, locality, etc.) outside and beyond the scope of the aforementioned "any applicable SEC rules", but the Proposal does not explain a rationale or purpose behind such an expansive examination. In each instance, the reference to vast and complex areas of law that are not generally understood by the public is potentially confounding and overly vague and indefinite with respect to which standards shareholders are to apply in assessing the Proposal's requirements. Similarly, the actions that the Company is required to take are not adequately described in either paragraph, or any other part of the Proposal.

The Staff indicated that a shareholder proposal is excludable under Rule 14a8(i)(3) if the proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither shareholders nor a company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See PetSmart Inc.* (April 12, 2010) (allowing exclusion of proposal requesting the board to enact a policy to prevent the company from doing business with distributors that have violated or are under



investigation for violations of "the law," without stating what the reference to "the law" actually meant); *Cascade Financial Corp.* (Mar. 4, 2010) (allowing exclusion of proposal that requested that the company eliminate all "nonessential expenditures"); *Bank of America Corp.* (Feb. 22, 2010) (allowing exclusion of proposal which sought to amend the company's Bylaws to establish a board committee on "US Economic Security" with no specifics as to the committee duties); *General Motors Corp.* (Mar. 26, 2009) (allowing exclusion of proposal requesting elimination of "all incentives for the CEOs and the Board of Directors"); *Alaska Air Group Inc.* (Apr. 11, 2007) (allowing exclusion of proposal which requested that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite).

Recently, the Staff has allowed companies to exclude shareholder proposals because the proposals cited to the Staff's rules with no explanation of which, and how, such rules would apply. *Sprint Nextel Corp.* (March 7, 2012) (allowing exclusion of proposal as vague and indefinite where the proposal provided that Sprint's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" but the proposal did not describe the specific eligibility requirements); *MEMC Electronic Materials, Inc.* (March 7, 2012) (allowing exclusion of shareholder proposal for same reason as Sprint Nextel Corporation No-Action Letter); *Chiquita Brands International, Inc.* (March 7, 2012) (allowing exclusion of shareholder proposal for same reason as Sprint Nextel Corporation No-Action Letter).

As a result of the vague and indefinite nature of the Proposal, neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. If the Proposal seeks to set forth issues with respect to SEC rules, the Proposal should clearly delineate what those are. The Proposal's attempt to pawn off the drafting of the compliance procedures on to the Company without any instruction as to what rules apply and when is likewise vague and indefinite.



(ii) The Proposal is open to multiple interpretations.

The Staff has indicated that a proposal is excludable under Rule 14a-8(i)(3) if a material provision of the proposal is drafted such that it is subject to multiple interpretations. *Bank Mutual Corp.* (Jan. 11, 2005) (allowing exclusion of proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was 72 or whether the mandatory retirement age would be determined when a director attains the age of 72); *Bristol-Myers Squibb Co.* (Feb. 19, 2009) (allowed exclusion of proposal because it was drafted such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board"); *see also The Dow Chemical Co.* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (concurring with the exclusion of a proposal similar to that in *Bristol-Myers Squibb Co.*, above); *Fuqua Industries, Inc.* (allowing exclusion of proposal because "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (allowing exclusion of proposal regarding executive compensation because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (allowing exclusion of proposal which was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (allowing exclusion of proposal where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Multiple Interpretation # 1

The Proposal seeks amendment to two distinct parts of the Company's Bylaws. The overall intent of the Proposal appears to be the allowance of shareholders to nominate individuals to serve on the Company's Board of Directors, and for such nominees to appear on the Company's proxy card. That much is clear.



What is unclear is how many individuals an eligible Nominator can nominate for any shareholder's meeting. The language in the Proposal conflicts with itself and cannot be reconciled in any reasonable fashion.

The Proposal is essentially two proposals combined into one. The first part of the Proposal seeks to add a nomination procedure by creating a paragraph (d) to Section 1 of Article III of the Company's Bylaws. This proposed paragraph (d) would allow shareholders the ability to have their director nominees listed on the Company's proxy card, along with a statement in support of each nominee. The first part of the proposal states that "[e]ach Nominator may nominate up to three candidates for election at a meeting."

The second part of the Proposal adds a sentence to the end of paragraph (c) of Section 1 of Article III. Paragraph (c) of Section 1 of Article III of the Company's Bylaws provides for instances where the number of seats on the Board of Directors is increased and the Company makes an announcement regarding same after a shareholders' director nomination would otherwise be due. The current subsection (c) reads in full:

> Notwithstanding anything in the second sentence of paragraph (1)(b) of this Bylaw to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement of the Corporation naming all of the nominees for Director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office s of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

The second part of the Proposal seeks to add the entire following sentence to the end of paragraph (c):



> "Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in paragraph (d) of Section 1 of Article III *representing no more than 25% of the total number of the Corporation's directors*." (emphasis added).

Both parts of the Proposal set a maximum amount of nominees that a shareholder or group can elect at any meeting. Both parts of the Proposal also purport to apply to any election of directors. The question when reading these two provisions, is whether if the Proposal were adopted in its current format, how many nominees can a shareholder nominate at any meeting. The language of the Proposal does not delineate between instances where the answer is three or where the answer is 25% or whether there are in fact any instances where the different maximum amounts apply.

The second part of the Proposal clearly states that the 25% limit applies to "the total number of directors elected *at any meeting*" (emphasis added). The second part of the Proposal does not restrict the 25% limit to only situations where newly created director positions were available. If the Proponent intended for the 25% limit to apply only to nominations for newly created directorships, it should have clearly stated so. Even if it could be assumed that the 25% limit applied to instances where there was an increase in the number of director positions, the fact that language Proponent seeks to add to subsection (c) then provides that candidates can propose nominees pursuant to the provisions of subsection (d) – which sets the maximum at 3 nominees – conflicts with itself.

The only instance where the two parts of the Proposal could plausibly be read together is if the Board of Directors had twelve positions – then the three nominees would constitute 25% of the overall board. However, the Company's Board of Directors has nine members.

The Company is confused by the language used by the Proponent in drafting the Proposal. The Company's shareholders would no doubt also be confused by such language and what it would mean when implemented. So confused, in fact,



that they would not know what exactly they were voting for, nor what the final effect of enacting such Proposal would be.

Multiple Interpretation # 2

Additionally as stated in the previous section of this letter, the Proposal also is not clear as to what exactly this directive from the Proposal is requiring (as set out in section (d)(iii) of the Proposal):

> The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this paragraph (d) of Section 1 of Article III and any applicable SEC rules.

This language is open to various meanings, including, among others, that the Board enact a procedure for:

- Resolving disputes between the shareholders and the Company;
- Resolving disputes among the shareholders;
- Resolving disputes between the shareholders, the Company and any third parties (including the SEC);
- Ensuring the Disclosure and Statement comply with paragraph (d) of Section 1 of Article III and any applicable SEC rules, and if so, which specific regulations applied (as discussed in section III(c)(i) of this letter);
- Analyzing whether the Disclosure and Statement comply with paragraph (d) of Section 1 of Article III and any applicable SEC rules before a dispute;
- Reviewing procedural issues in connection with the above;
- Reviewing substantive issues in connection with the above;
- A combination of two or more of the above.

The ambiguity of the aforesaid directive in the Proposal creates a situation where there are multiple interpretations that any reasonable party could envision.



Based on the above, the Company would not know how to implement the Proposal and the Company's shareholders would not know with any certainty what they are voting either for or against.

Because the Proposal is open to multiple interpretations, the Company cannot be sure how to implement what the Proposal requires, and the shareholders cannot be certain what they are voting for or against. The entire Proposal should therefore be excluded pursuant to Rule 14a-8(i)(3).

c. The Proposal should be excluded pursuant to Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to, and to advance a personal interest of, the Proponent which is not shared by the shareholders at large.

Rule 14a-8(i)(4) allows a shareholder proposal to be excluded "[i]f the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large"

The Staff has stated that "a proposal, despite its being drafted in such a way that it might related to matters which may be of general interest to all security holders, properly may be excluded under paragraph [(i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 19134 (1982). Such proposals can be excluded. SLB No. 14 at C(5).

Furlong Financial, LLC and the Furlong Fund, are controlled by Daniel Rudewicz. Mr. Rudewicz is a young man who is currently pursuing a legal degree. Throughout the last few years, as the Staff is aware, Mr. Rudewicz has been seeking fame and advancement of his standing in the proxy access circles. Mr. Rudewicz is active in the US Proxy Exchange (USPX), which provides assistance to public company shareholders seeking proxy access. Mr. Rudewicz's own personal goal appears to be to obtain a board seat on an SEC reporting company. Over the last two year time period, Mr. Rudewicz has acted as a dissident shareholder in the Company seeking a board position to eagerly enact what he



claims to be measures to maximize shareholder value. The Company and the existing board seek to look out for the best interests of the Company and shareholders while maximizing shareholder value over the long term. Mr. Rudewicz is seeking a short term fluctuation of the Company's per share price or for directors to be elected to the Board of the Company that will declare the highest dividend. This is not a view held by the shareholders as a whole.

The Company's Board of Directors believes that for the long term interest and value of the Company, it is important to have steady growth to provide a strong Company which can continue to generate profits long into the future and can continue to employ its current, and new, employees. The Board prides itself on being able to strengthen the Company and continue to provide jobs in this difficult economy, while maximizing shareholder value over the long term.

When asked why he chose certain companies to submit proxy access materials to, Mr. Rudewicz stated his investing model as the following: "...These companies are clearly worth more than the current market values them at. Most of my other positions will appreciate in price and converge on their true worth in a short period of time, often less than the window of time needed for me to even submit a proposal. *Once my price is met, I will sell and reallocate the capital to other undervalued opportunities.* However, other positions will linger well below their true worth. Like many of the companies I invest in, these companies tend to be the smaller companies with lower liquidity..." *See* http://www.academicroom.com/article/two-proxy-access-proposals-daniel-rudewicz (last visited as of 11.15.12) (emphasis added). Mr. Rudewicz is not submitting the Proposal to benefit the shareholders as a whole, but rather to further his own personal investment "strategy" and personal goals of obtaining a board seat on an SEC reporting company.

Last year, after submitting himself to the Company as a potential nominee for a position on the Company's Board of Directors, and being rejected for same, Mr. Rudewicz demanded the Company's shareholder list and began a costly proxy contest seeking to have himself and another colleague of his added as nominees for the Company's Board of Directors. On February 22, 2012 he filed his definitive proxy statement in which his two candidates were proposed for the board and he



additionally sought passage of a proxy access proposal which would allow a group of not greater than 5 shareholders who own at least 15% of the company to nominate directors in opposition to the management slate and mandate the Company carry the opposition slate in its proxy materials at no cost to the dissident (not unlike the current Proposal). Mr. Rudewicz also contacted various shareholders of the Company, including Hummingbird Management, LLC, to solicit votes for his nominees and proposal.

Following its receipt of notice of Rudewicz's proxy contest, the Company engaged the services of a professional solicitor to solicit votes in favor of management's proxy materials. The Company also hired a professional Independent Inspector to monitor and tabulate the vote at the March 28, 2012 shareholders' meeting. On March 14, 2012, ISS Proxy Advisory Services issued its independent analysis of the current proxy contest and strongly recommended that shareholders vote in favor of the management proxy materials coupled with a "DO NOT VOTE" recommendation for the dissident proxy. ISS concluded that "...a vote for this proposal could be a carte blanche for the dissident and its supporter, Hummingbird".

After commencing a proxy contest, and inflicting all of the aforesaid machinations upon the Company's Shareholders and Board of Directors (at great expense to the Company), at 9:25 P.M., on the night before the company's annual meeting of its shareholders, Mr. Rudewicz advised the company's CFO by email that: "Something has come up and I will not be attending tomorrow's meeting". In the same email, Mr. Rudewicz also unceremoniously withdrew his, and his colleague Mr. Ryan's, consent to be nominated as directors.

On March 29, 2012, the Company submitted a formal complaint to the Staff related to this aforementioned proxy contest. Mr. Rudewicz seeks to continue his campaign, through the Proposal. He is seeking a short term fluctuation in the per share price of the Company's shares of stock as well as individual recognition for his proxy access proposals, and is driven by aspirational goal of obtaining a seat on a board of an SEC reporting company. These are not goals shared by the shareholders as a whole and therefore the Proposal should be excluded pursuant to Rule 14a-8(i)(4).



**d. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the
Company Lacks the Power or Authority to Implement the Proposal.**

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." As stated in other sections of this letter, it is beyond the power of the Company to implement the Proposal for the following reasons: First, implementation of the Proposal would cause the Company to violate New York law; Second, the Proposal is so vague and misleading that the Company would lack the practical authority to implement the Proposal.

As discussed above, the Proposal cannot be implemented without violating New York law, because of its mandatory amendments to the Company's Bylaws. The Staff has, on several occasions, granted relief under Rule 14a-8(i)(6) where the company lacks the power to implement a proposal because the proposal seeks action contrary to state law. *See Raytheon Co.* (Mar. 28, 2008) (proposal regarding shareholder action by written consent violates state law and thus the company lacks the power to implement); *Northrop Grumman Corp.* (Mar. 10, 2008) (amendment of company's governing documents to eliminate restrictions on shareholders' right to call a special meeting violates state law and the company thus lacks the power to implement); and *The Boeing Co.* (Feb. 19, 2008) (proposal seeking unilateral board action eliminating restrictions on shareholder actions by written consent violates Delaware law and the company thus lacks the power to implement).

Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2), the Company lacks the power and authority to implement the Proposal.

In addition, the Proposal is properly excludable pursuant to Rule 14a-8(i)(6) because, as described above, provisions of the Proposal are so vague and ambiguous that the Company "would lack the power or authority to implement"



them. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (Jan. 14, 1992). Because the Proposal is so vague and indefinite in its application and outcome, the Company would be unable to determine what action should be taken to implement it.

Based on the foregoing, the Company lacks both the legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a8(i)(6).

IV. Conclusion

Based on the foregoing, we hereby respectfully request that the Staff agree with our view that the Proposal may be properly excluded from the Company's 2013 Proxy Materials in reliance on one or more of the grounds described in this letter. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2013 Proxy Materials, please contact me at (315) 474-7571 or rengel@mackenziehughes.com.

Very truly yours,

MACKENZIE HUGHES LLP



Richard C. Engel

Copy w/ enclosures via Email and FedEx to:

Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, New York 13057
Attn: Carl Fahrenkrug, President, Richard Jones, CFO
and Robert Andrews, Chairman of the Board



Furlong Financial, LLC
10 G Street, NE
Suite 710
Washington, DC 20002
Attn: Daniel Rudewicz

<u>EXHIBIT A</u>

The Proposal

Furlong Financial, LLC
10 G Street NE
Suite 710
Washington, DC 20002

October 26, 2012

VIA ELECTRONIC MAIL AND EXPRESS MAIL
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, New York 13057
ATTN: Richard Jones, Corporate Secretary
Email: dick-j@microwavefilter.com

Dear Mr. Jones:

I am currently the beneficial owner of over 77,000 shares of common stock of Microwave Filter Company, Inc. (the "Company") and I have continuously held at least $2,000.00 worth for more than 1 year. I intend to continue to hold these securities though the date of the Company's annual meeting of shareholders to be held in 2013.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, I have enclosed a shareholder proposal to be included in the Company's proxy statement and proxy card relating to the Company's annual meeting. In addition, I have enclosed proof of ownership.

If you would like to discuss any of the items mentioned above please feel free to contact me at (202) 999-8854 or at dan@furlongfinancial.com. Thank you for your time and consideration.

Sincerely,



Daniel Rudewicz, CFA

RESOLVED, pursuant to paragraph (b) of Section 10 of Article II of the Bylaws (the "Bylaws") of Microwave Filter Company, Inc. (the "Corporation"), shareholders hereby amend the Bylaws to add paragraph (d) of Section 1 of Article III:

"The Corporation shall include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this paragraph (d) of Section 1 of Article III (the "Nominator"), and allow shareholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may nominate up to three candidates for election at a meeting. To be eligible to make a nomination, a Nominator must:

(i) have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least three years;

(ii) provide written notice received by the Secretary of the Corporation within the time period specified in paragraph (b) and (c) of Section 1 of Article III of these Bylaws containing (A) with respect to the nominee, (1) the information required by paragraph (b) and (c) of Section 1 of Article III of these Bylaws (such information is referred to herein as the "Disclosure") and (2) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (B) with respect to the Nominator, proof of ownership of the Required Shares; and

(iii) execute an undertaking that it agrees (A) to assume all liability of any violation of law or regulation arising out of the Nominator's communications with shareholders, including the Disclosure (B) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all applicable laws and regulations.

The Nominator may furnish, at the time the Disclosure is submitted to the Secretary of the Corporation, a statement for inclusion in the Company's proxy statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"). The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this paragraph (d) of Section 1 of Article III and any applicable SEC rules."

The following shall be added to paragraph (c) of Section 10 of Article II:

"Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in paragraph (d) of Section 1 of Article III representing no more than 25% of the total number of the Corporation's directors."

Supporting Statement

The proposed amendment will give shareholders the ability to vote for the Nominator's candidate(s) and the Corporation's candidate(s) on the same proxy card. This proposal also may give shareholders the option to nominate a director without the need to incur additional mailing costs.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.



October 09, 2012

Furlong Fund LLC
10 G St. NE Suite 710
Washington, DC 20002-4288

Dear Mr. Rudewicz:

This letter is in response to your recent request regarding confirmation of a position held in your Fidelity account ending in *** FISMA & OMB Memorandum M-07-16 ***

Per your request, please accept this letter as confirmation. As of October 8, 2012, your above referenced account has held, and has held continuously for at least one year, over 77,000.000 shares of Microwave Filter Company Inc. (MFCO) common stock.

I appreciate the opportunity to assist you and I hope you find this information helpful. For any other issues or general inquiries regarding the account, please contact a Fidelity representative at 800-544-6666 for assistance. We appreciate your business.

Sincerely,

Brian Ritz
Client Services Representative

Our File: W534796-08OCT12